Exhibit 99(c)(10)
Project K-2
Sponsor I analysis
Deutsche Bank Securities Inc., a subsidiary of Deutsche Bank AG, conducts investment banking and securities activities in the United States.
February 2006

IMPORTANT:This presentation has been prepared by members of our investment banking department. Statements and opinions regarding the Company’s investment case, positioning and valuation are not, and should not be construed as, an indication that Deutsche Bank will provide favorable research coverage of the Company or publish research containing any particular rating or price target for the Company’s common stock. This presentation speaks only as of the date it is given, and the views expressed are subject to change based upon a number of factors, including market conditions and the Company’s business and prospects.

Sum of the parts valuation as of 6/30/06
($ in millions)
EBITDA producing asset value

	Low	High
Paradise Island (includes O&O Ocean Club)	$2,577.6	$2,791.9	Low / High: NPV (discount @ 12% / TV @ 11.0x) / NPV (discount @ 12% / TV @ 12.0x)
CondoHotel (EBITDA)	192.2	209.6	Low / High: NPV (discount @ 12% / TV @ 11.0x) / NPV (discount @ 12% / TV @ 12.0x)
CondoHotel & OC Condos	144.0	144.0	Sale proceeds
One&Only — Management fees	100.0	110.0	Low / High: 13.0x / 15.0x 2006 EBITDA multiple
Atlantis, The Palm	200.0	400.0	Low / High: Total investment at 6/30/06 / Discount to $1B public equity value (50% ownership)
Atlantis, The Palm — Management fees	103.8	109.5	Low / High: NPV (discount @ 12% / TV @ 11.0x) / NPV (discount @ 12% / TV @ 12.0x)
Morocco	104.8	131.1	Low / High: NPV (discount @ 15% / TV @ 6.0x) / NPV (discount @ 15% / TV @ 8.0x)
United Kingdom	0.0	0.0
Singapore	0.0	0.0
Mohegan Sun	200.0	220.0	Low / High: NPV of fees at 6/30/06 (discount @ 12%) / NPV of fees (discount @ 10%)

EBITDA producing asset value total	$3,622.3	$4,116.2
Non-EBITDA producing asset value (a)

	Low	High
One&Only — Palmilla (equity)	$90.0	$100.0	Low / High: NPV (discount/NOI @ 7%) / NPV (discount/NOI @ 6%) (50% ownership)
Paradise Island Land	320.0	500.0	Low / High: $4 million per acre / $6.25 million per acre
Atlantic City Note	35.0	40.0	Low / High: Value of the note receivable at 6/30/06 @ 87.5% discount / No discount
BLB	100.0	125.0	Low / High: 7.5x 2009 EBITDA (discount @ 12%) / 8.5x 2009 EBITDA (discount @ 12%) (37.5% ownership)
Reethi Rah Note	50.0	75.0	Low / High: Based on Note Receivable secured by property on AC at a 50% discount / 75% discount
SRL Equity	40.0	40.0	Based on K-2’s 20.4% share of SRL valued current market

Non-EBITDA producing asset value total	$635.0	$880.0

Total Asset value	$4,257.3	$4,996.2

Corporate	($300.0)	($300.0)	10.0x LTM 6/30/2006 Corporate expense less new project expenses
Net debt (corporate)	(1,039.2)	(1,039.2)	Take out standalone Company debt at peak borrowings

Net Asset value	$2,918.1	$3,657.0

Fully Diluted Shares Outstanding	38.68	38.98

Asset valuation per share	$75.44	$93.81

Note: All transactions are assumed to take place at close of transaction (6/30/06); (a) All asset sales are assumed to be purchased at calculated value with no gain associated